26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 30, 2016

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:                             Trina Solar Limited

Schedule 13E-3 Filed August 26, 2016 by Trina Solar Limited, Fortune Solar Holdings Limited, Red Viburnum Company Limited, Mr. Jifan Gao, Ms. Chunyan Wu, Wonder World Limited, Jiangsu Panji Investment Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd., and Liuan Xinshi Asset Management Co., Ltd.

File No. 005-82526

Dear Mr. Duchovny:

On behalf of Trina Solar Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 19, 2016 with respect to the Schedule 13E-3, File No. 005-82526 (the “Schedule 13E-3”) filed on August 26, 2016 by the Company and the other filing persons named therein.

PARTNERS:   Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Jesse D. Sheley | Dominic W.L. Tsun1,3 | Li Chien Wong | David Yun3

REGISTERED FOREIGN LAWYERS:   Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai1 | Huimin Tang1 | Wenchen Tang1 | David Zhang1

ADMITTED IN:   1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing  Chicago  Houston  London  Los Angeles  Munich  New York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment No. 1”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “First Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 1 and the First Revised Proxy Statement indicating changes against the Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Fortune Solar Holdings Limited, Red Viburnum Company Limited, Mr. Jifan Gao, Ms. Chunyan Wu, Wonder World Limited, Jiangsu Panji Investment Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd., Liuan Xinshi Asset Management Co., Ltd., Changzhou Ruitai Venture Investment Management Co., Ltd. and Mr. Li Zhu, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 1, which has been amended in response to the Staff’s comments.

Proxy Statement

1.                                      General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to provide all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including Xingsheng, Xingjing, Great Zhongou, Tibet Zhongou and Liuan. Provide also the disclosure required by Item 1002(f) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the disclosure on page 1 to the Amendment No. 1 and pages 2, 3, D-3 to D-8 to the First Revised Proxy Statement.

2.                                      Please fill in the blanks and remove brackets throughout the proxy statement.

In response to the Staff’s comment, the Company has filled in as many blanks and removed as many brackets as possible in the First Revised Proxy Statement.

Summary Term Sheet, page 1

3.                                      Revise this section and the section entitled “Questions and Answers…” to shorten them significantly. See Item 1001 of Regulation M-A.

In response to the Staff’s comment, in the First Revised Proxy Statement the Company has revised the section entitled “Summary Term Sheet” to provide only substantive information with respect to the terms of the Merger, and the section entitled “Questions and Answers About the Extraordinary General Meeting and the Merger” to provide only procedural information with respect to the Merger and the voting process.

4.                                      Revise the subsection “Purposes and Effects of the Merger” (page 8) to include similar disclosure for the company.

In response to the Staff’s comment, the Company has updated disclosure on pages 7, 33 and 34 to the First Revised Proxy Statement.

Questions and Answers, page 16

5.                                      Revise the entry relating to your convertible notes (pages 16-17) to disclose the conversion rate applicable to your notes and to compare the value of converting the outstanding notes to the value of the current transaction.

In response to the Staff’s comment, the Company has updated disclosure on pages 5, 85 and 86 to the First Revised Proxy Statement.

Special Factors

Background of the Merger, page 23

6.                                      Revise the second paragraph on page 23 to describe the original communications with Xingsheng and any relationship between any filing person (or its representatives) and Xingsheng.

In response to the Staff’s comment, the Company has updated disclosure on page 21 to the First Revised Proxy Statement. Further, we respectfully advise the Staff that neither Xingsheng or any of its representatives is affiliated with any filing person (or its representatives).

7.                                      Refer to the third paragraph on page 23 where you disclose that the Buyer Group indicated it did not intend to sell its shares to a third party. Revise your disclosure to explain why this was a relevant consideration given that the Buyer Group appears to have held less than 6% of your shares and a transaction that did not include the Buyer Group’s support could have been completed without undue difficulty despite the Buyer Group’s desires referenced above.

In response to the Staff’s comment, the Company has updated disclosure on page 21 to the First Revised Proxy Statement.

8.                                      We note that the Buyer Group retained Duff and Phelps. Please tell us whether Duff and Phelps prepared any report, opinion or appraisal, as described in Item 1015 of Regulation M-A.

We respectfully advise the Staff that Duff and Phelps, as the Buyer Group’s financial advisor, did not prepare any report, opinion or appraisal as described in Item 1015 of Regulation M-A.

Reasons for the Merger and Recommendation of the Special Committee and the Company’s Board of Directors, page 35

9.                                      Revise this section to provide the reasons for the merger and to disclose why the company is undertaking the transaction at this time. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Company has updated disclosure on pages 33 and 34 to the First Revised Proxy Statement.

10.                               Revise the second bullet point on page 36 to describe the basis for the belief held by the special committee and the board of directors that it could take a considerable period of time for the company’s stock price to reach and sustain a level similar to the current transaction price.

In response to the Staff’s comment, the Company has updated disclosure on page 35 to the First Revised Proxy Statement.

11.                               We note that the special committee and board of directors considered the financial advisor’s presentations and opinions regarding the fairness of the transaction. We also note that the board of directors adopted the special committee’s analysis and recommendation. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted the financial advisor’s analysis and opinion.

In response to the Staff’s comment, the Company has updated disclosure on page 38 to the First Revised Proxy Statement to clarify that the special committee adopted the financial advisor’s analysis and opinion.

12.                               On a related note, please revise your disclosure address how any filing person relying on the Citi opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares “other than Excluded Shares and restricted shares,” rather than all unaffiliated security holders.

The Company respectfully submits to the Staff that the group referred to in Citi opinion by the phrase “holders of Shares (other than Excluded Shares and restricted shares) and holders of ADSs (other than ADSs representing Excluded Shares)” includes all unaffiliated security holders. Accordingly, the Company has updated disclosure on page 35 to the First Revised Proxy Statement to clarify this.

13.                               Please provide the disclosure required by Item 1014(c), (d) and (e) of Regulation M-A.

In response to the Staff’s comment, the Company has updated disclosure on pages 34, 36 and 37 to the First Revised Proxy Statement.

Position of the Buyer Group as the Fairness of the Merger, page 40

14.                               Your inclusion of the members of the Buyer group as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3. Thus, please revise your disclosure, currently stating that the members of the Buyer Group “may be deemed” affiliates of the company, to remove doubt from this conclusion. Apply this comment to the first paragraph of the section “Buyer Group’s Purpose of and Reasons for the Merger,” including your reference to a “possible interpretation of the SEC rules.

In response to the Staff’s comment, the Company has updated disclosure on pages 39 and 54 to the First Revised Proxy Statement.

15.                               Please provide the disclosure required by Item 1014(c) of Regulation M-A.

In response to the Staff’s comment, the Company has updated disclosure on page 42 to the First Revised Proxy Statement.

Certain Financial Projections, page 44

16.                               We note in the Background section that on July 6, 2016 the company provided Citi updated financial projections. Please revise this section to identify which set of projections you have disclosed and to include the remaining set of projections. Also, please ensure that you disclose the complete projections, instead of a summary of them, as indicated on page 46, above the table.

The Company respectfully submits to the Staff that only one final set of financial projections was provided to Citi in connection with the preparation and delivery of its fairness opinion and subsequently considered by the special committee in connection with its analysis of the merger. During the process of preparing its projections, the Company’s management revised the projections to reflect updates in the Company’s financial results and to conform to the Company’s publicly announced earnings guidance, but the scope of the projections did not change. The financial projections disclosed in the proxy statement are the only final financial projections provided to Citi and the Company believes that disclosing financial projections based on outdated financials would be potentially misleading to investors and thus prefers not to include them.

In response to the Staff’s comment, the Company has updated disclosure on page 45 to the First Revised Proxy Statement to clarify that the financial projections provided are the complete projections.

17.                               We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has updated disclosure on pages 45 and 46 to the First Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 34

18.                               Please revise to disclose the data underlying the results described in the Comparable Companies, the Discounted Cash Flows and Sum of the Parts analyses and to show how that information resulted in the multiples/values disclosed.

In response to the Staff’s comment, the Company has updated disclosure on pages from 50 to 52 to the First Revised Proxy Statement.

19.                               Disclose the compensation paid to Citi during the past two years, as required by Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has updated disclosure on page 54 to the First Revised Proxy Statement.

Financial Information, page 107

20.                               Please disclose ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has updated disclosure on page 108 to the First Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Fortune Solar Holdings Limited, Red Viburnum Company Limited, Mr. Jifan Gao, Ms. Chunyan Wu, Wonder World Limited, Jiangsu Panji Investment Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd., Liuan Xinshi Asset Management Co., Ltd., Changzhou Ruitai Venture Investment Management Co., Ltd. and Mr. Li Zhu.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318 or Jesse Sheley at (852) 3761-3344.

Very truly yours,

/s/ David T. Zhang

David T. Zhang
of Kirkland & Ellis

cc:           Peter X. Huang, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 19, 2016 with respect to the Schedule 13E-3, File No. 005-82526 (the “Schedule 13E-3”), filed on August 26, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Pages Follow]

Trina Solar Limited

By:	/s/ Sean Shao
Name: Sean Shao
Title: Member of the Special Committee

[Signature Page to Exhibit A to SEC Response Letter]

Fortune Solar Holdings Limited

By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Director

[Signature Page to Exhibit A to SEC Response Letter]

Red Viburnum Company Limited

By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Director

[Signature Page to Exhibit A to SEC Response Letter]

Mr. Jifan Gao

/s/ Jifan Gao

[Signature Page to Exhibit A to SEC Response Letter]

Ms. Chunyan Wu

/s/ Chunyan Wu

[Signature Page to Exhibit A to SEC Response Letter]

Wonder World Limited

By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Authorized Signatory

[Signature Page to Exhibit A to SEC Response Letter]

Jiangsu Panji Investment Co., Ltd.

By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Director

[Signature Page to Exhibit A to SEC Response Letter]

Shanghai Xingsheng Equity Investment & Management Co., Ltd.

[Company chop is affixed]

By:	/s/ Xiaoqiang Zhuang
Name: Xiaoqiang Zhuang
Title: Executive Director

[Signature Page to Exhibit A to SEC Response Letter]

Shanghai Xingjing Investment Management Co., Ltd.

[Company chop is affixed]

By:	/s/ Bin Xie
Name: Bin Xie
Title: Executive Director

[Signature Page to Exhibit A to SEC Response Letter]

Great Zhongou Asset Management (Shanghai) Co., Ltd.

[Company chop is affixed]

By:	/s/ Bu Tang
Name: Bu Tang
Title: Chairman

[Signature Page to Exhibit A to SEC Response Letter]

Tibet Great Zhongou New Energy Investment Co., Ltd.

[Company chop is affixed]

By:	/s/ Ran Xu
Name: Ran Xu
Title: General Manager

[Signature Page to Exhibit A to SEC Response Letter]

Liuan Xinshi Asset Management Co., Ltd.

By:	/s/ Zhizhong Cheng
Name: Zhizhong Cheng
Title: General Manager

[Signature Page to Exhibit A to SEC Response Letter]

Changzhou Ruitai Venture Investment Management Co., Ltd.

[Company chop is affixed]

By:	/s/ Li Zhu
Name: Li Zhu
Title: Executive Director

[Signature Page to Exhibit A to SEC Response Letter]

Li Zhu

/s/ Li Zhu

[Signature Page to Exhibit A to SEC Response Letter]